Ballard Power Systems

News Release

October 15, 2008

Ballard Announces 2008 Third Quarter Financial Results Conference Call

For Immediate Release – October 15, 2008

VANCOUVER, CANADA — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its 2008 third quarter results on Monday, November 10, 2008 at 8:30 a.m. PST (11:30 a.m. EST).

Access to the November 10 call may be obtained by calling the operator at 604-638-5340 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 604-638-9010. The confirmation number to access the playback is 6325#. The simultaneous audio web cast can be accessed at http://services.choruscall.com/links/ballard081110.html and will be archived for replay.

About Ballard
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, please contact Lori Vetter at 604-412-3195